SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.            )

CALLWAVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13126N 10 1

(CUSIP Number)

CallWave, Inc.

Attn: Jeffrey M. Cavins, President and Chief Executive Officer

136 West Canon Perdido Street, Suite C

Santa Barbara, CA 93101

(805) 690-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13126N 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter V. Sperling
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization. United States

7. Sole Voting Power. 675,242 (1)
8. Shared Voting Power. 3,263,930 (2)
9. Sole Dispositive Power. 675,242 (1)
10. Shared Dispositive Power. 3,263,930 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,939,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions).
13.	Percent of Class Represented by Amount in Row (11). 18.6%
14.	Type of Reporting Person (See Instructions). IN

(1)	This includes 93,541 options which are exercisable by Mr. Sperling or will be exercisable by Mr. Sperling within 60 days of the date of this Filing.

CUSIP No. 13126N 10 1

(2)	This includes 808,628 shares of Common Stock held by the John G. Sperling, 1994 Irrevocable Trust of which Mr. Sperling is a co-trustee with shared voting and investment power, and (b) 2,455,302 shares of Common Stock held by Mr. Sperling and Stephanie G. Sperling as community property, as to which Mr. Sperling has shared voting and investment power. Except as described in (b), above, Mr. Sperling does not have any interest in the above-referenced shares other than in his capacity as co-trustee of the John G. Sperling Irrevocable Trust, and Mr. Sperling disclaims any other interest in the shares held by such trust.

Item 1.	Security and Issuer.

Title of Class of Equity Securities: Common Stock

Issuer Name: CallWave, Inc.

Principal Executive Offices: 136 W. Canon Perdido Street, Ste. C, Santa Barbara, CA 93101.

Item 2.	Identity and Background.

(a)	Name: Peter V. Sperling

(b)	Residence or business address: 5290 E. Exeter Blvd., Phoenix, AZ 85018

(c)	Mr. Sperling, a natural person, is a co-founder and chairman of the board of the Issuer, and the principal executive office of Issuer is set forth in Item 1 and incorporated by reference.

(d)	During the last five years, Mr. Sperling has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Sperling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f)	Mr. Sperling is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Schedule 13D were acquired by purchase for the aggregate amount of $8,131,944. The source of funds used to purchase the Common Stock was personal funds.

Item 4.	Purpose of Transaction.

Mr. Sperling acquired the shares of Common stock for investment purposes in the ordinary course of business.

On May 5, 2009, the Issuer commenced an issuer tender offer to purchase its common stock. The tender offer is part of a going private transaction which consists of the tender offer and a possible reverse and forward stock split. Mr. Sperling will not participate in the Tender Offer, and owns shares in excess of the reverse stock split ratio. Therefore the number of shares held by Mr. Sperling will not change, although his percentage ownership interests will increase.

CUSIP No. 13126N 10 1

Mr. Sperling has agreed, subject to the Issuer’s completion of the going private transaction, to enter into with CallWave a Standstill and Voting Agreement. The Standstill and Voting Agreement will have a term of up to three (3) years. During the term of that Standstill and Voting Agreement, Mr. Sperling will agree that, except with the approval of a majority of the disinterested members of CallWave’s board of directors, (i) neither Mr. Sperling nor his affiliates will acquire additional shares of CallWave capital stock, (ii) except in certain limited circumstances, Mr. Sperling or his affiliates will not sell their shares of Issuer capital stock, and (iii) if at any time Mr. Sperling holds a number of shares representing more than 37% of the outstanding voting securities, then Mr. Sperling will vote his shares in excess of that 37% threshold in the same manner and proportions as other stockholders vote.

Item 5.	Interest in Securities of Issuer.

(a) As of the date hereof, Mr. Sperling beneficially owns 3,939,172 shares of Common Stock. This represents approximately 18.6% of the outstanding Common Stock of the Company. This includes 93,541 options which are exercisable by Mr. Sperling or will be exercisable by Mr. Sperling within 60 days of the date of this Filing, includes 808,628 shares of Common Stock held by the John G. Sperling, 1994 Irrevocable Trust, of which Mr. Sperling is a co-trustee, and 2,455,302 shares of Common Stock held by Mr. Sperling and Stephanie G. Sperling as community property. The approximate aggregate percentage of Common Stock beneficially owned by Mr. Sperling is based on 21,175,971 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 2009, as provided by the Company.

(b) Mr. Sperling (i) has the sole power or may be deemed to have the sole power to vote and direct the disposition of 581,701 shares of Common Stock, (ii) has the shared power to vote and direct the disposition of 808,628 shares of Common Stock held by the John G. Sperling, 1994 Irrevocable Trust, of which Mr. Sperling is a co-trustee, and (iii) has the shared power to vote and direct the disposition of and 2,455,302 shares of Common Stock held by Mr. Sperling and Stephanie G. Sperling as community property. Mr. Sperling does not have any interest in the shares held by the John G. Sperling Irrevocable Trust other than in his capacity as co-trustee, and Mr. Sperling disclaims any other interest in the shares held by such trust.

The identity and background of the of each person with whom the power to vote or direct the vote or to dispose or direct the disposition is share is as follows:

(a)	Name: John G. Sperling

(b)	Residence or business address: c/o Apollo Group, Inc., 4025 South Riverpoint Parkway, Phoenix, Arizona 85040.

(c)	John G. Sperling, a natural person, is chairman of the board of Apollo Group, Inc., 4025 South Riverpoint Parkway, Phoenix, Arizona 85040.

(d)	During the last five years, John G. Sperling has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, John G. Sperling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

CUSIP No. 13126N 10 1

(f)	John G. Sperling is a citizen of the United States.

(a)	Name: Stephanie G. Sperling

(b)	Residence or business address: 5290 E. Exeter Blvd., Phoenix, AZ 85018

(c)	Mrs. Sperling, a natural person, is the spouse of Peter Sperling and a homemaker.

(d)	During the last five years, Mrs. Sperling has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mrs. Sperling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f)	Mrs. Sperling is a citizen of the United States.

(c) There have been no transactions in shares of Common stock by the Mr. Sperling within the past 60 days.

(d) No person other than the respective owner of record of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information contained in Item 4 is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Mr. Sperling and CallWave, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 The Form of Standstill and Voting Agreement, dated                     , 2009, by and between the Issuer and Reporting Person, incorporated herein by reference to Exhibit (d) to the Schedule TO filed by CallWave with the SEC on May 5, 2009.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 15, 2009

/s/ Peter V. Sperling
(Signature)

Peter V. Sperling
(Name and Title)